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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1
           TENDER U.S. OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 19


                      Empresa Nacional de Electricidad S.A.
                            (Name of Subject Company)

                        Duke Energy International, L.L.C.
                             Duke Energy Corporation
                                    (Bidders)


   Common Stock, no par value
   (including that represented by
   American Depositary Shares)                          29244T101
  (Title of Class of Securities)           (CUSIP Number of Class of Securities)


                              Carol Graebner, Esq.
                                 General Counsel
                        Duke Energy International, L.L.C.
                              5400 Westheimer Court
                            Houston, Texas 77056-5310
                            Telephone: (713) 627-6542
                            Facsimile: (713) 627-5219
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                       ----------------------------------

                                    Copy to:

                            Frederick S. Green, Esq.
                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                            Telephone: (212) 310-8000
                            Facsimile: (212) 310-8007



                         (Continued on following pages)
                                 (Page 1 of 20)

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
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 1     NAME OF REPORTING PERSONS:     Duke Energy International, L.L.C.
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       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      56-2051206
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
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 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        OO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     Duke Energy Global Asset Development, Inc.
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       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      88-0366429
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Navada
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     Duke Energy Services, Inc.
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      48-0650320
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     PanEnergy Corp.
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      74-2150460
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     Duke Capital Corporation
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      51-0282142
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                BK, WC,OO
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     Duke Energy Corporation
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      56-0205520
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                N/A
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of North Carolina
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
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                                  Page 7 of 20

         This Amendment No. 19 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on February 25, 1999, as amended, by Duke Energy International, L.L.C., a Delaware limited liability company (the "BIDDER") and a wholly-owned, indirect subsidiary of Duke Energy Corporation, a North Carolina corporation ("Duke"), with respect to the offer by Bidder to purchase for cash up to 501,947,400 shares of Common Stock, no par value (the "SHARES"), of Empresa Nacional de Electricidad S.A. (the "COMPANY"), a publicly traded stock corporation (sociedad anonima abierta) incorporated under the laws of the Republic of Chile, including Shares represented by American Depositary Shares, each representing 30 Shares and evidenced by American Depositary Receipts.


ITEM 10.          ADDITIONAL INFORMATION.

Clause (f) of Item 10 is supplemented as follows:

The Purchaser understands that all steps necessary under applicable Chilean law for the legalization of the Bylaw Amendments have been taken by Endesa-Chile and accordingly, that the Bylaw Amendment Condition to the U.S. Offer has been satisfied.

All purchases of Shares in the Chilean Auction will be made by Duke Energy Inversiones Uno Limitada (the "CHILEAN PURCHASER"), a limited liability company organized under the laws of Chile and an indirect wholly-owned subsidiary of Duke.

In order to facilitate tenders of Shares in the U.S. Offer, the Purchaser and the Receiving Agent have authorized Banchile Corredores de Bolsa ("BANCHILE") to accept tenders of Shares (but not of ADSs) in the U.S. Offer on behalf of the Purchaser and the Receiving Agent at Banchile's offices located at Agustinas 975, 2nd Floor, Santiago, Chile.

Non-Chilean holders of Shares who decide to tender their Shares in the U.S. Offer will have the option of effecting their tender either through the Receiving Agent as originally provided in the U.S. Offer to Purchase, or through Banchile. A holder wishing to tender his/her Shares through Banchile, should complete and sign the Form of Acceptance (or a copy thereof) in accordance with the instructions in the Form of Acceptance and hand deliver it together with the Titulo(s) evidencing the tendered Shares and all other documents required by the terms of the U.S. Offer to Banchile's offices at Agustinas 975, 2nd Floor, Santiago, during normal business hours and prior to the Expiration Date. Shares held in book-entry form may also be tendered through Banchile by submitting by hand to Banchile at Agustinas 975, 2nd Floor, Santiago, a completed Form of Acceptance together with (i) a letter to the DCV instructing the DCV to perform a book-entry transfer in favor of the Purchaser for such number of Shares as may be specified in the Traspaso that is included in the Form of Acceptance (which number, as indicated in Section 3 of the U.S. Offer to Purchase, should be left blank), (ii) the certificate issued by the DCV evidencing the number of Shares held in deposit with such facility and indicating that such Shares are free and clear of liens, pledges or encumbrances and (iii) all other documents required by the terms of the U.S. Offer.

Tendering holders of Shares whose Shares are registered in their own name and who tender directly to Banchile (like those who tender directly to the Receiving

Agent) will not be obligated to pay brokerage fees, commissions or stock transfer taxes on the sale of their Shares pursuant to the U.S. Offer.

The Purchaser will pay all charges and expenses of Banchile incurred in connection with the U.S. Offer. Banchile is acting also as Dealer Manager in connection with the Chilean Offer and will act as the Chilean Purchaser's Broker in the Chilean Auction.




ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER                              DESCRIPTION
--------------                              -----------

Exhibit (a)(51)     English language translation of the notice setting forth the date of the Chilean Auction and announcing the change in the acquiring company in the Chilean Offer published by Duke in El Mercurio on April 13, 1999.

Exhibit (a)(52)     English language translation of advertisement to be
                    published in Chilean newspapers by Banchile Corredores de
                    Bolsa during the week of April 12, 1999.

Exhibit (a)(53)     Script to be used by Credit Suisse First Boston Corporation in communications with the holders of Shares and ADSs.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 1999

                         DUKE ENERGY INTERNATIONAL, L.L.C.

                         By: BRUCE A. WILLIAMSON
                             --------------------------------------------
                             Name: Bruce A. Williamson
                             Title: President and Chief Executive Officer


                         DUKE ENERGY CORPORATION
                         DUKE ENERGY GLOBAL ASSET DEVELOPMENT, INC.
                         DUKE ENERGY SERVICES, INC.
                         PANENERGY CORP.
                         DUKE CAPITAL CORPORATION

                         By: BRUCE A. WILLIAMSON
                             --------------------------------------------
                             Name: Bruce A. Williamson
                             Title: Authorized person

                                  EXHIBIT INDEX

EXHIBIT NUMBER                              DESCRIPTION
--------------                              -----------

Exhibit (a)(51)     English language translation of the notice setting forth the date of the Chilean Auction and announcing the change in the acquiring company in the Chilean Offer published by Duke in El Mercurio on April 13, 1999.

Exhibit (a)(52)     English language translation of advertisement to be
                    published in Chilean newspapers by Banchile Corredores de
                    Bolsa during the week of April 12, 1999.

Exhibit (a)(53)     Script to be used by Credit Suisse First Boston Corporation in communications with the holders of Shares and ADSs.